Exhibit-99 (a)(1)(E)

Exhibit D to Exchange Offer

SPAR Group, Inc.

Offer to Exchange Certain Outstanding Stock Options for New Stock Options

Dated August 24, 2009 (the “Exchange Offer”).

Outside Directors Share Exchange Rate Schedule

Outside Director’sName	Exchange Rate (New Stock Option shares as a percentage of Surrendered Option shares)
Robert O. Aders (retired)	81%
Jerry B Gilbert	81%
Lorrence T. Kellar	85%
Chester Manly Molpus	98%
Jack W. Partridge	83%

Exhibit D